Chicks With Class, LLC

Compiled Financial Statements

For the periods:

January 1, 2017 - December 31, 2017

January 1, 2018 - December 31, 2018

Christopher Velez, CPA

Dallas, Texas

P: 817-382-9193

VELEZ CPAs & ADVISORS PLLC

Independent Accountant's Report

Chicks With Class, LLC

12/15/2019

To Whom it May Concern:

I have compiled the accompanying balance sheet and income statement of Chicks With Class, LLC for the periods ending December 31, 2017 and December 31, 2018. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. A compilation is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States. As part of this responsibility management has a duty to design, implement, and maintain internal controls relevant to the preparation and presentation of the financial statements.

My responsibility is to compile the financial statements in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

Respectfully,

Christopher Velez, CPA

Velez CPAs
& Advisors

P.O. Box 793386
Dallas, TX 75379

817-382-9193
christopher@velez-cpa.com

Chicks With Class, LLC
Balance Sheet
As at 31 December 2017

	Dec 31, 17
Assets	
Cash and Cash Equivalents	
WOODFOREST OPERATING ACCOUNT	$55.93
Total Cash and Cash Equivalents	**$55.93**
Current Assets	
Cash on Hand (Register)	$220.00
Merchandise Inventory	$6,364.66
Total Current Assets	**$6,584.66**
Property, Plant and Equipment	
Leasehold Improvements	$180,997.73
Less Accumulated Depreciation on Leasehold Improvements	-$26,377.25
Total Property, Plant and Equipment	**$154,620.48**
Total Assets	**$161,261.07**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accion Loan	$145.06
Business Simple Checking	$1,795.44
Historical Adjustment	-$15,031.71
Sales Tax	-$50.00
Total Current Liabilities	**-$13,141.21**
Non-Current Liabilities	
Line of Credit	$1,940.00
PeopleFund Loan	$134,856.47
Tenant Improvement Liability	$30,832.05
Total Non-Current Liabilities	**$167,628.52**
Total Liabilities	**$154,487.31**
Equity	
Current Year Earnings	-$160,980.17
Owners Contribution	$315,404.60
Owners Draw	-$96,287.77
Retained Earnings	-$51,362.90
Total Equity	**$6,773.76**
Total Liabilities and Equity	**$161,261.07**

Combined Income Statement
Chicks With Class, LLC
2017

	31 Dec 17
Revenue	
Consultancy Income	-$134.44
Sales	$54,246.15
Total Revenue	**$54,111.71**
Less Cost of Sales	
Cost of Sales	$744.22
Total Cost of Sales	**$744.22**
Gross Profit	**$53,367.49**
Operating Income / (Loss)	**$53,367.49**
Other Income and Expense	
Advertising	-$12,029.56
Automobile Expenses	-$4,309.06
Bank Service Charges	-$1,598.50
Consulting & Accounting	-$1,832.78
Contractor Expense	-$3,166.99
Credit card payments	-$815.00
Depreciation	-$26,377.25
Dues & Subscriptions	-$2,127.88
General Expenses	-$88,544.02
Insurance	-$1,736.36
Legal Expenses	-$614.90
Linen Cleaning Expense	-$574.25
Meals & Entertainment	-$1,121.71
Printing & Stationery	-$3,612.80
Store-related expense	-$26,395.28
Telephone & Internet	-$1,058.07
Travel	-$4,862.73
Utilities	-$3,062.09
Vendor Expenses	-$7,192.93
Wages and Salaries	-$27,190.55
Other	-$1,589.49
Total Other Income and Expense	**-$218,222.71**
Net Income / (Loss) before Tax	**-$164,855.22**
Net Income	**-$164,855.22**

Statement of Cash Flows

Chicks With Class, LLC
For the year ended December 31, 2017

	2017
Operating Activities	
Receipts from customers	54,111.71
Payments to suppliers and employees	(194,276.92)
Net Cash Flows from Operating Activities	**(140,165.21)**
Investing Activities	
Proceeds from sale of property, plant and equipment	72,546.00
Payment for property, plant and equipment	(183,523.00)
Other cash items from investing activities	(2,436.71)
Net Cash Flows from Investing Activities	**(113,413.71)**
Financing Activities	
Other cash items from financing activities	251,078.46
Net Cash Flows from Financing Activities	**251,078.46**
Net Cash Flows	**(2,500.46)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	2,838.43
Cash and cash equivalents at end of period	337.97
Net change in cash for period	**(2,500.46)**

Statement of Owners' Equity

Chicks With Class, LLC
For the year ended December 31, 2017

	2017
Equity	
Opening Balance	(5,742.11)
Current Year Earnings	(166,542.46)
Owners Contribution	161,801.21
Owners Draw	(20,148.34)
Total Equity	**(30,631.70)**

Chicks With Class, LLC
Balance Sheet
As at 31 December 2018

	Dec 31, 18
Assets	
Cash and Cash Equivalents	
Business Simple Checking	$15.66
Payroll Checking 7320	$825.54
WOODFOREST OPERATING ACCOUNT	-$13.12
Total Cash and Cash Equivalents	**$828.08**
Current Assets	
Cash on Hand (Register)	$600.00
Merchandise Inventory	$8,038.74
Total Current Assets	**$8,638.74**
Property, Plant and Equipment	
Leasehold Improvements	$110,977.00
Less Accumulated Depreciation on Leasehold Improvements	-$52,587.64
Total Property, Plant and Equipment	**$58,389.36**
Total Assets	**$67,856.18**
Liabilities and Equity	
Liabilities	
Current Liabilities	
LOC - Frost Bank	$3,700.00
Payroll tax liability	$7,949.96
Reimbursement Payable	$171.62
Square Capital Loan	$2,848.57
Uniform Expense Payable	$29.00
Total Current Liabilities	**$14,699.15**
Non-Current Liabilities	
Line of Credit	$2,017.17
PeopleFund Loan	$140,676.52
Total Non-Current Liabilities	**$142,693.69**
Total Liabilities	**$157,392.84**
Equity	
Current Year Earnings	-$92,792.42
Owners Contribution	$333,781.83
Owners Draw	-$112,478.18
Retained Earnings	-$218,047.89
Total Equity	**-$89,536.66**
Total Liabilities and Equity	**$67,856.18**

Combined Income Statement
Chicks With Class, LLC
2018

	31 Dec 18
Revenue	
Consultancy Income	$263.29
Other Income Competition Winning	$25,000.00
Sales	$88,460.45
Total Revenue	**$113,723.74**
Less Cost of Sales	
Cost of Sales	$10,273.05
Total Cost of Sales	**$10,273.05**
Gross Profit	**$103,450.69**
Operating Income / (Loss)	**$103,450.69**
Other Income and Expense	
Accounting Software	-$891.26
Advertisement: Email Marketing	-$18,882.96
Automobile Expenses	-$6,524.23
Bank Service Charges	-$2,559.87
Charitable Contributions	-$3,150.00
Computer Software	-$645.84
Consulting & Accounting	-$1,586.54
Depreciation	-$26,210.39
Dues & Subscriptions:Entertainmen	-$701.05
Insurance	-$4,388.22
Interest Expense	-$7,895.02
Legal Expenses	-$775.80
Linen Cleaning Expense	-$1,633.46
Marketing:PR Expense	-$1,181.74
Meals & Entertainment	-$3,256.99
Merchant Fees	-$1,250.69
Office Expenses	-$2,927.52
Payroll Tax Expense	-$4,662.61
POS Equipment Expense	-$1,210.76
Postage & Delivery	-$1,713.12
Rent	-$34,406.90
Square Fees	-$721.83
Supplies expense	-$7,823.23
Telephone & Internet	-$6,374.11
Training & Education	-$7,592.18
Travel	-$2,393.66
Utilities	-$3,079.83
Vendor Expenses	-$3,983.50
Wages and Salaries	-$29,646.83
Web Hosting	-$1,141.06
Other	-$3,361.57
Total Other Income and Expense	**-$189,211.20**
Net Income / (Loss) before Tax	**-$85,760.51**
Net Income	**-$85,760.51**

Statement of Cash Flows

Chicks With Class, LLC
For the year ended December 31, 2018

	2018
Operating Activities	
Receipts from customers	113,723.74
Payments to suppliers and employees	(188,798.47)
Cash receipts from other operating activities	493.00
Net Cash Flows from Operating Activities	**(74,581.73)**
Investing Activities	
Proceeds from sale of property, plant and equipment	7,863.12
Other cash items from investing activities	(2,054.08)
Net Cash Flows from Investing Activities	**5,809.04**
Financing Activities	
Other cash items from financing activities	69,262.80
Net Cash Flows from Financing Activities	**69,262.80**
Net Cash Flows	**490.11**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	337.97
Cash and cash equivalents at end of period	828.08
Net change in cash for period	**490.11**

Statement of Owners' Equity

Chicks With Class, LLC
For the year ended December 31, 2018

	2018
Equity	
Opening Balance	(30,631.70)
Current Year Earnings	(92,792.42)
Owners Contribution	50,127.60
Owners Draw	(16,240.14)
Total Equity	**(89,536.66)**

Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Chicks With Class LLC was formed on January 28th 2016 ("Inception") in the State of Texas. We help children reach their full potential but teaching various workshops ranging from Etiquette, Confidence/Self esteem classes, Kids cooking and yoga. We also offer the concept we've developed as a franchise for others to duplicate. The workshops we developed are also taught in schools as we sell weekly delivered workshops to students. The target audience are girls between the ages of 6 and 12.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting
principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of
the United States, and in the State of Texas.

The Company's first federal tax filing was in January 2018 for the 01/01/2017 through 12/31/2017.

Going Concern and Management Plans

The Company has a 2 year operating history. The current brick and mortar is the only service that isn't in operation due to a lack of cash flow. As of June 2019 the company still has ongoing contracts with school districts located in Texas which produce revenue. This is the only matter that raises doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history of 2 years total and has generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough parents signing up their children to learn workshops taught or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured

by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances below the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before 31st 2018 the date that the financial statements were available to be issued.